Exhibit 21.1

SUBSIDIARIES OF NI HOLDINGS, INC.

Company	State of Organization	Percentage of Equity Owned Directly or Indirectly
Nodak Insurance Company	North Dakota	100%
American West Insurance Company	North Dakota	100%
Tri-State Ltd	South Dakota	100%
Primero Insurance Company	North Dakota	100%
Nodak Agency, Inc.	North Dakota	100%
Battle Creek Mutual Insurance Company	Nebraska	0%
Direct Auto Insurance Company	North Dakota	100%
Westminster American Insurance Company	North Dakota	100%

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